PRESS RELEASE

NEW GOLD TO ACQUIRE NEW AFTON SURFACE RIGHTS

January 9, 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce that a Letter of Intent (“LOI”) has been signed with Teck Cominco Limited (“Teck”), to acquire surface rights to more than 4000 acres of land, encompassing its New Afton Copper-Gold Project, located near Kamloops, British Columbia, Canada.

This land is located within the Company’s mineral claims as indicated on the attached map.  It encompasses all of the land south of the Trans-Canada Highway which covers the site for the proposed development of the New Afton Project into an underground mine.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake.  The LOI also covers the acquisition, by New Gold, of the water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.  This pipeline previously supplied all required water for the past operations at the old Afton site.  The majority of the land is fee simple, meaning that, upon completion of the acquisition, New Gold will own the land outright.  The remainder (which overlies the location of most of the surface facilities for the proposed New Afton mine development) is Crown land currently held by a Teck subsidiary as a grazing lease.  Upon completion of the acquisition, this leased land will be held by New Gold.

To complete this acquisition New Gold will pay Teck CDN$10 million upon closing, with an additional CDN$6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the New Afton Copper-Gold Project, which New Gold has the option to repurchase for CDN$12 million.

In making this announcement, Chris Bradbrook, President and CEO, commented: “We are extremely pleased to have signed this LOI with Teck and look forward to concluding a definitive agreement as quickly as possible.  This is an important step in the project’s development, as it not only provides us with the surface rights, and the access to water, required to develop a mine, but also transfers to New Gold assets with real long term value.”

Completion of the transaction described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  New Gold and Teck have agreed to work towards this as expeditiously as possible.  As part of this transaction, New Gold has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water, and closing of this transaction is subject to completion of definitive agreements to ensure these access rights are secured for Teck and any such third parties.

New Gold currently has approximately CDN$68 million in cash and short term investments, and has 24 million shares outstanding and 30.5 million fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The Company does not intend, and does not assume any obligations, to update these forward-looking statements and information.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.